SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________________

SCHEDULE 13G
(Amendment No.    N/A   )*
Under the Securities Exchange Act of 1934

Brainsway Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

10501L106
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]        Rule 13d-1(b)

[   ]        Rule 13d-1(c)

[   ]        Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 10501L106
1	NAME OF REPORTING PERSONS Halman-Aldubi Provident and Pension Funds Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,496,209*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,496,209*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,209*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%**
12	TYPE OF REPORTING PERSON EP, FI
*
The Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”) of Brainsway Ltd. (the “Company”) reported herein (the “Shares”) are beneficially owned in the form of 767,209 Ordinary Shares and 364,500 of the Company’s American Depositary Shares (“ADSs”). Each ADS represents two Ordinary Shares. Halman-Aldubi Provident and Pension Funds Ltd., a management company, beneficially owns the 1,496,209 shares through its provident and pension funds.

**
Percentage ownership is based upon 22,236,368 Ordinary Shares issued and outstanding as of October 17, 2019, as reported in the Issuer’s Amended Proxy Statement as filed with the Securities and Exchange Commission on Form 6-K on October 31, 2019.

Item 1(a).	Name of Issuer:

Brainsway Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19 Hartum Street, Bynew Building, 3rd Floor
Har HaHotzvim, Jerusalem
Israel 91451

Item 2(a).	Name of Person Filing:

Halman-Aldubi Provident and Pension Funds Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

26 Harokmim Street, Holon
Israel 5885849

Item 2(c).	Citizenship:

Halman-Aldubi Provident and Pension Funds Ltd. is an Israeli company

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.04 per share

Item 2(e).	CUSIP Number:

10501L106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.      Ownership.
(a) Amount beneficially owned: 1,496,209 shares

Halman-Aldubi Provident and Pension Funds Ltd., a management company, beneficially owns the 1,496,209 shares through its provident and pension funds.

              (b) Percent of class: 6.7%

Percentage ownership is based upon 22,236,368 Ordinary Shares issued and outstanding as of October 17, 2019, as reported in the Issuer’s Amended Proxy Statement as filed with the Securities and Exchange Commission on Form 6-K on October 31, 2019.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,496,209 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,496,209 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Halman-Aldubi Provident and Pension Funds Ltd. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2020

Halman-Aldubi Provident and Pension Funds Ltd.

By:	/s/ Amil Gil
Amil Gil, Head of Investments

By:	/s/ Galite Rit-Rotchas
Galite Rit-Rotchas, Chief Financial Officer